Exhibit 99.3

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

May 7, 2012

Item 3.	News Release

Two News Releases dated May 7, 2012, were disseminated through Marketwire. A copy of the News Releases are attached as Schedule "A" and “B”.

Item 4.	Summary of Material Change

The Company announced the appointments of Tom Ogryzlo, Wolf Seidler, Stephen Lehner and Lorie Waisberg to the Board of Directors.

The Company provided an update on the progress of its efforts to develop a funding solution for the capital cost overruns at its Boleo Project announced on April 23, 2012.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A" and “B”

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9.	Date of Report

May 7, 2012

Schedule "A"

Baja Mining Announces Board Appointments

New Directors are Tom Ogryzlo, Wolf Seidler, Stephen Lehner and Lorie Waisberg

Vancouver, May 7, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced the appointments of Mr. Tom Ogryzlo, Mr. Wolf Seidler, Mr. Stephen Lehner and Mr. Lorie Waisberg to the Board of Directors. With their appointments, the Baja board now consists of seven directors, including Mr. Giles Baynham, Mr. François Marland and Mr. John Greenslade.

Biographies for the new Baja directors follow:

Tom Ogryzlo, P.Eng., BME – Mr. Ogryzlo served as a director of Baja until April 21, 2012 and previously has been Chair of the Board. He currently serves as director of Franco-Nevada Mining, Aura Minerals Inc., Vista Gold Corp. and Plata-Peru Resources, Inc. He has been chief executive officer of Aura Minerals Inc., Ram Power, Corp., Central Sun Mining Inc., Canatec Development Corporation, Black Hawk Mining Inc. and its Predecessor Triton Mining Corporation. Previously, he has served as director of Birim Goldfields Inc., Ram Power, Corp., Newmont Mining Corp. of Canada Ltd., Central Sun Mining Inc. and Vaaldiam Mining Inc. Mr. Ogryzlo received a Bachelor of Mechanical Engineering from McGill University in 1961.

Wolf K. Seidler – Mr. Seidler served as a director of Baja and Chair of the Corporate Governance Committee until April 21, 2012. He has also served as a director of Inmet Mining Corporation and Frontera Copper Corp and currently serves as a director of Inmet's Cobre Las Cruces, S.A. and Bridgeport Ventures Inc. He has previously been Chief Operating Officer at Crew Gold Corp. and William Resources Inc. Mr. Seidler is a registered Professional Engineer and is a graduate of McGill University, with a degree in Education and graduated from Queen's University with an honours degree (B.Sc) in Mining Engineering in 1969. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Stephen Lehner, CFA – Mr. Lehner is a Managing Director of Mount Kellett Capital Management LP and co-head of the New York investment team. Mr. Lehner's team has invested over $2 billion of capital across a variety of industries including mining, oil and gas, chemicals, and real estate. He is a director of a privately-held, institutionally backed energy management company, a director of a privately held baseball team, and has served as an observer on two privately held company boards. From 2001 until 2009, Mr. Lehner was employed by Morgan Stanley, most recently as a Managing Director focused on special situations and undervalued investment opportunities. From 1999 until 2001, Mr. Lehner worked for Heller Financial, Inc. underwriting financings for small and medium sized commercial borrowers. He is a Chartered Financial Analyst and holds a Masters of Business Administration from the University of Maryland.

Lorie Waisberg – Mr. Waisberg has been a corporate director since 2002. Between August 2000 and October 2002, Mr. Waisberg served as Executive Vice President, Finance and Administration for Co-Steel, Inc., a steel manufacturing company. From 1974 to August 2000, he was a partner at the Toronto office of Goodmans LLP, a leading Canadian law firm. Mr. Waisberg is Chairman and a trustee of Chemtrade Logistics Income Fund, Chairman and a director of RX Gold and Silver Inc. and a director of Chantrell Ventures Corp., Metalex Ventures Limited, Tembec, Inc. and Primary Energy Recycling Company, all publicly traded companies in Canada.

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

For further information please contact Investor Relations at 604-685-2323 or via email info@bajamining.com.

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Schedule "B"

Baja Mining Announces Update on Progress of Funding Solution

Vancouver, May 7, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today provided an update on the progress of its efforts to develop a funding solution for the recently announced capital cost overruns at its Boleo Project.

The Company met in Seoul, South Korea last week with the members of the Korean consortium who are Baja’s partners in the Boleo project (the “Consortium”). During the meetings Baja discussed the Boleo project capital cost increases and various potential minimally dilutive funding alternatives, including a subordinated debt financing to fund a significant amount of the cost overruns. A written proposal has been prepared for presentation to the Consortium, subject to the approval of Baja’s reconstituted Board.

The Company has also delivered confidentiality agreements to several third parties for their possible participation in the project. In addition, the Company has also initiated preliminary discussions with members of the brokerage industry, however equity markets remain difficult.

Any decisions on funding will be subject to the approval of the reconstituted Board of the Company.

While discussions with the Consortium have been positive and the Consortium members remain supportive of the Company and the project, the Company is concerned that an approval process in regards to the potential funding solutions being investigated may not be completed as quickly as required even if approved by the Consortium.

Swift approval is important because no further funds will be available from Baja’s senior loan facilities until an acceptable funding solution is provided to the Company’s primary lenders. The Company’s project subsidiary has a May 4, 2012 cash position of US$41 million with access to a further US$24 million in its restricted intermediary account. The Company’s projected burn rate is US$60 million in May, US$75 million in June and US$60 million in July.

Baja has implemented an aggressive cash flow management strategy, but the project will not be able to proceed without a cash injection by approximately mid-June 2012. The Company is assessing its current obligations and what steps will be required if it cannot come to a timely financing arrangement.

Further cost saving measures continue to be reviewed in an effort to reduce or defer costs. The Company is looking at the benefit of deferral of the cobalt and zinc circuits and believes deferral could result in upfront savings of $85 million.

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

For further information please contact Investor Relations at 604-685-2323 or via email info@bajamining.com.

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.